Exhibit 99.1

Press release

Cygnus Broadband to demo at Telecom Council of
Silicon Valley TC3 Event

Cygnus' advanced eQoE packet inspection technology improves video session throughput of LTE cells by up to 25%

OTTAWA, Canada – September 17, 2013 – Cygnus Broadband (“Cygnus”), the Quality of Experience ("QoE") specialists for rich media streaming, the research and development subsidiary of Wi-LAN Inc. ("WiLAN")(TSX:WIN)(NASDAQ:WILN), today announced that Cygnus will demonstrate its eQoETM software at this year’s Telecom Council of Silicon Valley TC3 event that is scheduled to take place September 18 – 19, 2013, at the Juniper Networks campus in Sunnyvale, CA. For more information on TC3 visit http://www.telecomcouncil.com/tc3/.

Cygnus’ eQoE™ software looks at application-layer video traffic passing through an LTE cell. It uses packet inspection to accurately estimate the quantity of video queued in each user's device buffer, then dynamically adjusts the flow to that device accordingly. The result is a smooth video experience for mobile users that automatically adapts to cell congestion while preserving fair treatment of non-video data.

Cygnus’ eQoE™ technology improves both network efficiency and quality by considering the unique needs of each user application generating traffic in a network and selectively allocating resources to maximize user experience. With eQoE™, LTE cells can be driven deeper into congestion. For example, eQoE™ maximizes utilization of installed equipment by up to 15%. In addition, implementing eQoE™ can increase the number of simultaneous streaming video sessions that can be supported in each cell by up to 25%. Cygnus’ technology is compatible with other technologies such as adaptive streaming and transcoding.

Cygnus’ technology is available for license. For more information please visit the Cygnus Broadband www site at www.cygnusbroadband.com.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

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Press release

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will demonstrate”, “up to”, “is compatible” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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